UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-29608
CUSIP NUMBER: 88874S106

(Check One): Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X] Form N-SAR [ ]
For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TMSF Holdings, Inc.
___________________________________
Full Name of Registrant

N/A
___________________________________
Former Name if Applicable:

727 West Seventh Street, Suite 850
___________________________________
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90017
___________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (X) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

          The Registrant could not review and complete its quarterly report on Form 10-QSB without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its quarterly report on Form 10-QSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vahe Avanessian
(Name)

213
(Area Code)

234 2400
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TMSF Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Masoud Najand
Name: Masoud Najand
Title: Chief Financial Officer
Date: November 15, 2004